September 1, 2009

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:	Safety Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
File Number: 0-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to your letter dated July 29, 2009 (the “Comment Letter”) concerning the Registrant’s Form 10-K for the fiscal year ended December 31, 2008.  We plan to include the expanded disclosure information or any modification to these proposed disclosures in our September 30, 2009 Quarterly Report on Form 10-Q expected to be filed on November 5, 2009.  We have used the information from our June 30, 2009 Quarterly Report on Form 10-Q for illustrative purposes in our responses below.

For your convenience, we have included your comments in bold text in this letter and have included our response immediately after each comment.  Page references refer to pages in the Registrant’s 2008 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2008, Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies-Investments, page 79.

1.              You disclosed that you use a pricing service to estimate fair value for your fixed maturity securities. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•                  The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

•                  The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•                  Whether, and if so, how much and why you and/or your asset class specialists for your portfolio manager adjusted quotes or prices you obtained from brokers or values obtained by other methodologies;

•                  Whether the broker quotes are binding or non-binding; and

•                  The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

The following disclosure will be added to the Company’s “Fair Value Measurements” section within Note 5-Investments, to its Consolidated Financial Statements in its future Forms 10-Q and material aspects added to  the “Investments” section within Note 2- Summary of Significant Accounting Policies of its Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements in its future Forms 10-K:

Fair values for the Company’s fixed maturity securities are based on prices provided by its custodian bank and its investment manager.  Both the custodian bank and the investment manager use a variety of independent, nationally recognized pricing services to determine market valuations.   If the pricing service cannot provide fair value determinations, the Company obtains non-binding price quotes from broker-dealers. A minimum of two quoted prices is obtained for each fixed maturity security in the Company’s investment portfolio.  The Company’s custodian bank is its primary provider of quoted prices from third-party pricing services and broker-dealers. To provide reasonable assurance of the validity of each price or quote, a secondary third-party pricing service or broker-dealer quote is obtained from the Company’s investment manager.  The Company analyzes market valuations received to verify reasonableness, to understand the key assumptions used and their sources, and to determine an appropriate SFAS No. 157 fair value hierarchy level based upon trading activity and the observability of market inputs.  Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3.

Fair values of instruments are based on (i) quoted prices in active markets for identical assets (Level 1), (ii) quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all significant inputs are observable in active markets (Level 2) or (iii) valuations derived from valuation techniques in which one or more significant inputs are unobservable in the marketplace (Level 3).

The Company’s Level 1 securities consist of equity securities whose values are based on quoted prices in active markets for identical assets. The Company’s Level 2 securities are comprised of securities whose fair value was determined using observable market inputs. Fair values for securities for which quoted market prices were unavailable were estimated based upon reference to observable inputs such as benchmark interest rates, market comparables, and other relevant inputs.  On January 1 and June 30, 2009, the Company’s Level 3 securities consisted of one asset-backed security whose price was based solely on broker quotes which were deemed to be obtained through unobservable inputs.

The Company’s procedures for validating quotes or prices obtained from third-parties include, but are not limited to, obtaining a minimum of two price quotes for each fixed maturity security as discussed above, the periodic testing of sales activity to determine if there are any significant differences between the market price used to value the security as of the balance sheet date and the sales price of the security for sales that occurred around the balance sheet date, and the periodic review of reports provided by its investment manager regarding those securities with ratings changes and securities placed on the Company’s “Watch List.”

Approximately 99.8% of the Company’s portfolio was priced based upon quoted market prices or other observable inputs as of June 30, 2009.  There were no significant changes to the valuation process during the second quarter of 2009.

As of June 30, 2009 and December 31, 2008, no quotes or prices obtained were adjusted by management.  All broker quotes obtained were non-binding.

Note 3 - Investments, page 84.

2.              Please revise your disclosures to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

The following disclosure will be added to the Company’s Note 5 -Investments to its Consolidated Financial Statements in its future Forms 10-Q and Note 3- Investments to Item 8. Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements in its future Forms 10-K:

As of June 30, 2009, the Company held insured investment securities of approximately $314,375, which represented approximately 31.3% of the Company’s total investment portfolio. Approximately $25,020 of these securities are pre-refunded, meaning that funds have been set aside in escrow to satisfy the future interest and principal obligations of the bond.

The following table shows the Company’s insured investment securities that are backed by financial guarantors including pre-refunded securities as of June 30, 2009.   The Company does not have any direct investment holdings in a financial guarantee insurance company.

($ in thousands)

			Exposure Net
		Pre-refunded	of Pre-refunded
Financial Guarantor	Total	Securities	Securities
Municipal bonds
Ambac Assurance Corporation	$46,504	$8,457	$38,048
Financial Guaranty Insurance Company	267	—	267
Financial Security Assurance, Inc.	110,854	16,304	94,549
National Public Finance Guaranty Corporation	150,279	259	150,020
	307,904	25,020	282,884
Other asset-backed securities
Ambac Assurance Corporation	2,887	—	2,887
Financial Guaranty Insurance Company	1,842	—	1,842
Syncora Corporation (XL Capital Assurance)	1,647	—	1,647
National Public Finance Guaranty Corporation	96	—	96
	6,472	—	6,472
Total	$314,375	$25,020	$289,356

The following table shows the Company’s insured investments by Moody’s rating where it is available both with and without the impact of the insurance guarantee as of June 30, 2009.

($ in thousands)

	Rating	Rating
	With	Without
Rating	Insurance	Insurance
Municipal bonds
Aaa	$3,941	$3,941
Aa1	13,917	10,344
Aa2	28,449	32,022
Aa3	139,506	81,275
A1	49,667	86,306
A2	27,240	38,086
A3	21,961	26,367
Ba2	—	6,340
Baa1	267	267
	$284,949	$284,949

We acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

At your convenience, I am available to discuss any of these comments.   Please feel free to contact me at (617) 951-0600, Extension 4012, at your earliest convenience.

Sincerely,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary